Exhibit 99.2

Notice of 2021 annual general shareholder meeting and notice of availability of meeting materials

You are receiving this notice as a BCE Inc. shareholder

As part of our priority to protect the health and safety of the public and our team members in light of the COVID-19 situation,

we will hold a virtual 2021 Annual General Shareholder meeting only via live webcast at BCE.ca/AGM2021 at 9:30 a.m. on

Thursday, April 29, 2021.

Notice-and-access

As permitted by Canadian securities regulators, we are using “notice-and-access” to deliver our management proxy circular and annual report (meeting materials) for our annual general shareholder meeting to both registered and non-registered shareholders. This means that the meeting materials are being posted online for you to access, rather than being mailed out. This notice includes information on how to access the meeting materials online and how to request a paper copy. Notice-and-access gives shareholders more choice, substantially reduces our printing and mailing costs, and is environmentally friendly as it reduces paper and energy consumption.

You will find enclosed with this notice a form of proxy or a voting instruction form that you can use to vote your shares (see “Voting” below).

It is very important that you read the circular carefully before voting your shares.

Notice of meeting WHEN Thursday, April 29, 2021, 9:30 a.m. (Eastern time) VIRTUAL MEETING This year’s meeting is a virtual-only shareholder meeting at BCE.ca/AGM2021

Where you can access the meeting materials
On the AST Trust Company (Canada) (AST) website:	On our website:	On SEDAR:	On EDGAR:
www.meetingdocuments.com/astca/bce	BCE.ca	sedar.com	sec.gov

What the meeting is about

For more details, please see:

1	Receiving our financial statements for the year ended December 31, 2020, including the auditors’ reports	Section 3.1 of the circular and our 2020 annual report

2	Electing directors who will serve until the end of our next annual shareholder meeting	Sections 3.2 and 4 of the circular

3	Appointing the auditors who will serve until the end of our next annual shareholder meeting	Section 3.3 of the circular

4	Considering an advisory resolution on executive compensation	Section 3.4 and the Executive compensation section of the circular

The meeting may also consider other business that properly comes before it.

Voting

Please note that you cannot vote by returning this notice.

You may and we suggest you vote your shares on the Internet, by phone, fax or mail.

Please refer to the instructions on your separate proxy or voting instruction form on how to vote using these methods.

You may also vote by attending the virtual meeting at BCE.ca/AGM2021. Refer to the instructions in section 2.1 of the circular entitled How to vote.

REGISTERED SHAREHOLDERS

AST must receive your proxy form or you must have voted by Internet or telephone before noon (Eastern time) on April 27, 2021.

NON-REGISTERED SHAREHOLDERS

Your intermediary must receive your voting instructions with sufficient time for your vote to be processed before noon (Eastern time) on April 27, 2021. If you vote by Internet or telephone, you must do so prior to noon (Eastern time) on April 26, 2021. Alternatively, you may be a non-registered shareholder who will receive from your intermediary a proxy form that has been pre-authorized by your intermediary indicating the number of shares to be voted, which is to be completed, dated, signed and returned to AST by mail or fax before noon (Eastern time) on April 27, 2021.

If you are a non-registered shareholder and wish to attend or vote at the meeting, there are additional steps you MUST take. Please refer to section 2.1 of the circular entitled How to vote for more information.

How to request a paper copy

of the meeting materials

Upon request, we will provide a paper copy of the circular or the annual report to any shareholder, free of charge, for a period of one year from the date the meeting materials were filed on SEDAR. Here is how you can request a paper copy.

BEFORE THE MEETING

At www.meetingdocuments.com/astca/bce, or call 1-800-561-0934 (toll free in Canada and the United States)

or 416-682-3861 (other countries).

Please note that you will not receive another form of proxy or voting instruction form; please retain your current one to vote your shares.

AFTER THE MEETING

Call 1-800-339-6353.

If your request is made before April 29, 2021 (the date of the meeting), the meeting materials will be sent to you within three business days of receipt of your request. If the request is made on or after April 29, 2021, the meeting materials will be sent to you within ten calendar days of receiving your request.

To ensure receipt of the paper copy in advance of the voting deadline and meeting date, we estimate that your request must be received no later than 4:45 p.m. (Eastern time) on April 12, 2021 (this factors the three business day period for processing requests as well as typical mailing times).

If you have any questions regarding this notice, notice-and-access or the meeting, please call 1-800-561-0934 (toll free in Canada and the United States) or 416-682-3861 (other countries).